Exhibit C-20

NEGOTIABLE PROMISSORY NOTE

$2,010,031.00	as of December 21, 1995

       FOR VALUE RECEIVED, the undersigned ("Maker") hereby unconditionally promises to pay to the order of NDH CAPITAL CORPORATION, a New York corporation ("Payee") the amount of two million ten thousand thirty one and 00/100 ($2,010,031.00) at the offices of the Payee, or at such other place as the Payee may designate in writing to the Maker. This amount shall be payable in installments as follows:

$ 92,000.00 on May 15, 1997
$249,000.00 on May 15, 1998
$277,000.00 on May 15, 1999
$272,000.00 on May 15, 2000
$267,000.00 on May 15, 2001
$257,000.00 on May 15, 2002
$252,000.00 on May 15, 2003
$247,000.00 on May 15, 2004
$ 97,031.00 on May 15, 2005

       This Note is secured by an assignment (as set forth in a Security Agreement between the Maker and Payee dated as of December 21, 1995 (the "Security Agreement")) of certain Collateral (as such term is defined in the Security Agreement) and may be negotiated, endorsed, assigned, transferred, pledged, or hypothecated by Payee and shall constitute a negotiable instrument. In the event that this Note is negotiated, endorsed, assigned, transferred, hypothecated and/or pledged, all references to Payee shall apply to the holder, pledgee or transferee as if named as original Payee under this Note.

       The Maker hereby waives presentment, demand for payment, notice of dishonor, notice of protest, and protest, and all other notices or demands in connection with the delivery, acceptance, performance, default, endorsement or guaranty of this instrument.

       The obligation to make payments to the Payee hereunder is absolute and unconditional and the rights of said Payee shall not be subject to any defense, set-off, counterclaim or recoupment which the Maker may have against any person or entity, including, but not limited to the Payee.

       Any of the following shall constitute an Event of Default ("Event of Default") hereunder: (a) the Maker shall fail to make any payment due hereunder as and when due and such failure shall continue for one day following Maker's receipt of notice thereof; (b) the Maker has made any material misrepresentation in or with respect to, or has breached or does breach any provision of, the Security Agreement or any other document or instrument delivered to Payee, which misrepresentation or breach is not cured to Payee' s or any successor's or assign's complete satisfaction 10 days after notice to the Maker by the Payee; (c) the Maker shall become insolvent or any proceeding shall be instituted by the Maker seeking relief on its behalf as a debtor, or to adjudicate it a bankrupt, or insolvent, or seeking reorganization, arrangement, adjustment or composition of its debts under any law relating to bankruptcy, insolvency or reorganization or relief of debtors, or seeking the appointment of a trustee, custodian or other similar official for it or any substantial part of its property or the Maker shall consent by answer or otherwise to the institution of any such proceeding against it; (d) any proceeding is instituted against the Maker seeking to have an order for relief entered against it as debtor or to adjudicate it a bankrupt or insolvent or seeking reorganization, arrangement, adjustment or composition of its debts under any law relating to bankruptcy, insolvency or reorganization or relief of debtors, or seeking the appointment of a trustee, custodian or other similar official for it or any substantial part of its property which either (i) results in any such entry of an order for relief, adjudication or bankruptcy or insolvency or issuance or entry of any other order having a similar effect or (ii) remains undismissed for a period of 60 days; (e) a receiver, trustee or other custodian is appointed for any substantial part of the Maker's assets; (f) any assignment is made for the benefit of Maker's creditors; or (g) any of the Collateral delivered under the Security Agreement is attached or distrained at any time pursuant to any court order or other legal process.

       If an Event of Default shall occur by reason of the failure of Maker to make any payment when due hereunder on the due date, the Maker shall have the right to cure such Event of Default by paying, on or before the tenth day following the due date, the amount that was due on the due date and interest accrued from the due date at an annual rate equal to the lesser of 12% per annum and the highest amount permitted by applicable law.

       In addition, upon such Event of Default, the Payee shall have the option to declare the entire outstanding principal balance and all accrued but unpaid interest on this Note immediately due and payable without presentment or protest or notice or demand, all of which are expressly waived by the Maker and shall have such other rights as set forth in the Security Agreement. Notwithstanding the foregoing, nothing herein is intended to result in interest being charged which would exceed the maximum rate permitted by law.

       In the event that the Maker's limited partnership interest in COLUMBIA HOUSING PARTNERS CORPORATE TAX CREDIT IV LIMITED PARTNERSHIP (the "Partnership") is liquidated, the entire outstanding principal balance and all accrued but unpaid interest on this Note shall become due and payable; with out presentment or notice or protest or demand, all of which are expressly waived by the Maker, not later than the later of (i) the last day of the Partnership's taxable year in which such liquidation occurs and (ii) 90 days after the date of such liquidation.

       Should this Note, or any part of the indebtedness evidenced hereby, be collected by law or through an attorney-at-law, the Payee shall be entitled to collect all costs of collection, including but not limited to, reasonable attorneys' fees.

       All or any portion of this Note may be prepaid by the Maker without prepayment premium or penalty, provided that the amount due under this Note is paid without discount or setoff.

       This Note shall be construed and enforced in accordance with the laws of the State of Missouri. For any dispute arising under or relating to this Note, the Maker hereby irrevocably submits to the jurisdiction of the Courts, Federal or State, of the State of Missouri.

       WITNESS the execution hereof as of the 21st day of December, 1995.

KLT INVESTMENTS INC.

By:  /s/John J. DeStefano
John J. DeStefano, President

ACKNOWLEDGEMENT

STATE OF MISSOURI   )
                    )ss.
COUNTY OF JACKSON   )

       On the __ day of __________, 1995 before me came John J. DeStefano to me known, being by me duly sworn, did depose and say that he resides at 1201 Walnut, Kansas City, MO, 64105; that he is the President of KLT Investments Inc., the corporation described in and which executed the foregoing instrument; that he signed his name thereto by order of the board of directors of said corporation.

________________________
Notary Public

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